Norske Skog

03 DEC -5 AM 7:21

Skogn, 2003-11-13

United States Secur ies and Exchange Commission
Washington DC 20 9

USA

SUPPL

NOV 25 2003
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange today November 13, 2003.


03045313

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange November 13, 2003

dw 1/5

Norske Skogindustrier ASA

7620 Skogn	N-7620 Skogn, Norway
Telefon: 74 08 70 00	Telephone: +47 74 08 70 00
Telefaks: 74 08 71 00	Telefax: +47 74 08 71 00
Foretaksregisteret:	Register of business enterprises:
NO 911 750 961 MVA	NO 911 750 961 VAT

Press release

Norske Skog:

Real estate sale in Norway

Norske Skog is selling 1.35 million decare (approximately 337,000 acres) of forest properties in Norway. The buyer, Kiær Mykleby, is involved in forestry and forest-related business activities in the Stor-Elvdal municipality. The buyer is also active in the development and management of smaller hydroelectric power stations.

Norske Skog has accepted an offer of NOK 153 million for the forest property, located in Namdalen and Verran. The book value is NOK 20 million. Therefore, the gain from this sale for Norske Skog is NOK 133 million. The transaction will be reflected in the books as soon as the application for concession is concluded.

- We are very satisfied with the outcome. This completes Norske Skog's era as a forest owner. I am certain that the new owner will develop and manage the land accordingly, based on its potential, says Jan Reinås, CEO.

The new owners, Anne Ulvig and Anders Kiærs, will operate the majority of the land as one unit, and sell off a considerable number of parcels to local forest owners and other interested parties. Kiær Mykleby also sees the potential for the development of smaller electrical energy stations in Grong and Namsskogan.

Norske Skog was Norway's largest private forest owner, but in 2001, sold large portions of forest properties in southern Norway and Sweden. The sale of properties in Namdalen and Verran were put on hold, as an acceptable price could not be agreed upon.

Over the past three years, the company has sold over NOK six billion of the forest operations. This follows the company's strategy to focus on core activities, the production and sales of publication paper.

Oxenøen, November 13, 2003

NORSKE SKOG
Corporate communication and External relations

For further information:
Vice President Legal Sverre Landmark, phone +47 67 59 90 16 or +47 918 31 230
Senior Vice President Corporate communication Hanne Aaberg, phone +47 67 59 90 29 or +47 913 51 681
Vice President Investor Relations Jarle Langfjæran, phone +47 67 59 93 38 or +47 909 78 434

Message to Oslo Stock Exchange

NorskeCanada plans to acquire Newstech Recycling

NorskeCanada, where Norske Skog has a 30.6% shareholding, plans to acquire the B.C. operations of Newstech Recycling, a company which produces de-inked pulp. The transaction is expected to close in early December. Payment will partly be in new NorskeCanada shares, thereby leading to a reduction in Norske Skog's shareholding to around 29.5%.

NorskeCanada's news release can be found on the company's web site www.norskecanada.com

Oxenøen, November 13, 2003

Norske Skog
Corporate Communication